XP Investments US, LLC

(S.E.C. No. 8-68817)
(NFA ID 0444577)

Report Pursuant to Rule 17a-5(e)(3) of the

Securities Exchange Act of 1934 and Regulation

1.16 of the Commodity Exchange Act

December 31, 2020

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68817

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: XP Investments US, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 W46th Street, 30th Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Singer — 561-784-8922 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

600 Silks Run, Suite 2210	Hallandale Beach	FL	33009
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Adelia Gomez _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

XP Investments US, LLC _____ , as

of ___December 31_____ , 20 20 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



_____

_____

_____

DocuSigned by:

Adelia Gomez

A6E7AC6E8BFA47E...

Signature

Chief Operations Officer

Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

XP Investments US, LLC
Index
December 31, 2020



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of XP Investments US, LLC

Opinion on the Financial Statement – Balance Sheet

We have audited the accompanying statement of financial condition of XP Investments US, LLC (the "Company") as of December 31, 2020, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 1, 2021

We have served as the Company's auditor since 2019.

PricewaterhouseCoopers LLP, 600 Silks Run, Suite 2210, Hallandale Beach, Florida 33009
T: (305) 438 1800, www.pwc.com/us

XP Investments US, LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash and cash equivalents	$ 8,644,782
Due from broker dealers	31,844,514
Accounts receivable, net of allowance	5,125,744
Securities owned, at market value	38,355,405
Prepaids and other assets	3,900,262
Operating lease right of use asset	16,371,657
Property and equipment, net	2,335,659
Due from Affiliate	3,657,737
Deferred tax assets	1,989,483
Rent security deposit	510,028
Total assets	112,735,271

Liabilities and Member's Equity

Accrued expenses and other liabilities	13,553,769
Lease liabilties	18,371,538
Securities sold not yet purchased, at market value	34,185,948
Income tax payable to Parent	111,304
Total liabilities	66,222,559

Commitments and Contingencies

Member's Equity	46,512,712
Total liabilities and member's equity	$ 112,735,271

The accompanying notes are an integral part of this financial statement.

1. **Organization and Summary of Significant Accounting Policies**

XP Investments US, LLC ("the Company"), is a securities broker-dealer which principally serves institutional investors. In 2019, the Company changed its name to XP Investments US, LLC. The Company was known in 2018 as XP Securities LLC. The Company was formed on December 29, 2010 in the State of Delaware. The Company is a wholly owned subsidiary of XP Holdings International, LLC (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA") as of October 27, 2011. On December 22, 2012, the Company became a member of the National Futures Association. Also, the Company is a SIPC Member, that provides limited coverage to investors on their brokerage accounts if the brokerage firm becomes insolvent. SIPC also, in many cases, protects customers from unauthorized trading in, or theft from, their securities accounts.

The Company generates revenue principally by providing securities trading and brokerage services to institutional investors in the United States and Latin American countries. Revenue for these services could vary based on the performance of financial markets around the world.

Following is a description of the significant accounting policies and practices followed by the Company in the preparation of the accompanying financial statements. These policies conform to accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions
Securities transactions are reported on a trade date basis, and securities owned, at fair value are valued at quoted market or dealer quotes. Proprietary securities transactions in regular-way trades entered into for the account and risk of the Company are recorded at fair value on a trade-date basis.

Securities sold, not yet purchased represent obligations to purchase securities at a future date at the then-current market price. This obligation is recorded at the fair value of the securities to be purchased. Because securities sold, not yet purchased at fair value represent obligations of the Company to purchase securities at a future date at the then-current market price, the fair value of the securities is likely to fluctuate prior to the date they are purchased.

Recent Accounting Pronouncements
Changes to United States Generally Accepted Accounting Principal ("US GAAP") are established by the Financial Accounting Standards Board ("FASB") in the form of Accounting Standards Updates ("ASUs") to the FASB Accounting Standards Codification ("ASC"). ASUs listed below include those that have been adopted during the current fiscal year end.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326),* ("ASU 2016-13). The ASU introduced a new credit losses methodology, the Current Expected Credit Losses ("CECL"), which requires earlier recognition of credit losses while also providing additional transparency about credit risk. Subsequent to the issuance of ASU 2016-13, the FASB issued ASU 2019-11, Codification Improvements to Topic 326, Financial Instruments -Credit Losses. This ASU does not change the core principles of the guidance in ASU 2016-13, but instead, it is intended to clarify and improve operability of certain topics included within the credit losses standard. During 2020, the Company adopted the ASU, which as described below, did not have a material impact on the financial statement. The Company estimates the credit losses based on expected risk of the credit loss.

Due from affiliates
Due from affiliates includes amounts from unsettled trades and agreements disclosed in Footnote 10. As of December 31, 2020, due from affiliates was $3,657,737. The amount is considered short-term there is no credit risk related to due from affiliates.

Receivables from broker-dealer and Clearing Organization
Receivable from broker dealers include amounts receivable from unsettled trades, fails to deliver, accrued interest receivables and cash deposits. A portion of the Company trades and contracts are cleared through a clearing firm and settled daily between the clearing firm and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed to the Company for a very short period of time. In December 2020, due from broker dealer was $31,844,514, including $30,526,684 receivable from the clearing firm that represents the restricted cash and cash balances held at the clearing firm. Historically, the clearing firm has demonstrated the ability to continuously without delay or interruptions, make the Company's cash balances available to the Company and no credit losses were recognized during the year. The Company continually reviews the credit quality of its counterparties and clearing firm.

Receivables from customers
Receivable from customers include fees earned on Foreign Exchange Transactions ("FOREX") and other short term receivables on fees earned. The ASU regarding estimating the CECL reserve for trade receivables indicates that application of CECL on short-term receivables is not expected to differ significantly from the Company's current practice. However, the Company considers forward looking information and expectation of losses in developing and documenting the allowance at inception and each reporting period instead of basing the allowance only on incurred losses. Also, the Company determines if an allowance should be recognized even for current receivables that are not yet past due. In December 2020, accounts receivable were $5,306,573, and the Company recognized $180,829 in allowance for doubtful collection.

Revenue Recognition
Commission Income and Fee Income
Commission income - The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer).

Fee income – The Company also generates income from Foreign Exchange Transactions ("forex") from gains and losses on spot forex trades with customers and offsetting trades with counterparties on a trade date basis for all transactions. The Company believes that the performance obligation is satisfied on the trade date for commission income and fee income because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company generates income from underwriting and has a service agreement with XP Investimentos CCTVM S/A ("XPI"), an affiliate of the Company, regarding SEC rule 15a-6 whereby XPI can act as underwriter in capital markets deals and the Company can act as agent. Underwriting fees earned by the Company are recorded on a trade date basis.

Distribution Fees included in Fee Income
The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such the performance obligation is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which is usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Principal Trading Gains and Interest Income
Realized gains or losses from securities transactions are determined using the specific identification method. Realized and unrealized gains and losses are reported in principal trading gains in the statement of operations. Interest income is recognized on the accrual basis.

Cash and Cash Equivalents and Restricted cash
The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances in excess of federally insured limits. The Company does not expect any risk of loss with regard to these deposits. The Company refers to money that is held for a specific purpose and therefore not available to the company for immediate or general business use as a restricted cash.

Property and equipment
Property and equipment are stated at cost. Expenditures that materially increase the useful lives of property and equipment are capitalized, while ordinary maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, ranging from three to ten years. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

Operating lease right of use
The Company records an asset and liability are recorded at the present value of the lease payments on the balance sheet. The Company records on the income statement the lease expense as a straight-lined depreciation expense plus the implicit interest expense. Right-of-use assets are subject to the same considerations as other nonfinancial assets, such as property, plant, and equipment, in classifying them as current or noncurrent in a classified balance sheet. Consistent with the classification of property, plant, and equipment, the right-of-use asset should generally be classified as non-current for the entire lease term.

Restricted stock units
The Company established the Restricted Stock Plan ("RSU Plan") approved by the Board of Director's on December 6, 2019 and the first grant of units under the RSU Plan was on December 10, 2019. Under the RSU plan, units are awarded at no cost to the recipient upon their grant date. Units are granted semi-annually, their vesting conditions are service related, and they vest at a rate determined in each granted date and the limit to vest is five years. After the vesting period, common shares will be issued to the recipients in exchange for the units granted.

If an eligible participant ceases to be employed by the Company within the vesting period, their rights will be forfeited, except in limited circumstances that are approved by the Company's Board of Directors.

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model and underlying assumptions, which depends on the terms and conditions of the grant and the information available at the grant date.

Income taxes
The Company is a wholly owned subsidiary of the Parent and is considered a disregarded entity for income tax purposes. Accordingly, the Company's results are included in the consolidated federal and state income tax returns of the Parent. The Company reimburses the Parent for taxes incurred and attributable to the Company's income reported on the Parent's tax returns. Therefore, any overpayment of taxes is subject to reimbursement by the Parent. The Company records any income tax expense and liability based upon its operations on a stand-alone basis, even though the Company is part of the consolidated income tax returns.

The Company accounts for income taxes in accordance with the Income Taxes Topic of the FASB Accounting Standards Codification ("ASC"). The Income Taxes Topic requires that deferred income tax balances be recognized based on the differences between the financial statement and income tax bases of assets and liabilities using the enacted tax rates. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. It was determined that there were no uncertain tax positions that are not more likely than not to be sustained as of December 31, 2020. See Note 8, Income Taxes.

Fair Value of Cash and Cash Equivalents, Due from Broker-Dealers, Accounts Receivable, Due from Affiliate, Accrued Expense, and Other Liabilities

The carrying value of cash and cash equivalents, due from broker-dealers, accounts receivables, due from affiliate, accrued expenses, and other liabilities approximates fair value due to the short maturity of these instruments. None of the financial instruments are held for trading purposes. The firm periodically assesses the collectability of accounts receivables and records a provision for uncollectable receivables, if deemed necessary.

2. **Cash and cash equivalents and Restricted cash**

The Company has $1,000,000 on deposit with a clearing organization as part of its clearing agreement. This amount is included in due from broker dealers on the statement of financial condition. The Company has $750,000 on deposit with a financial institution as part of a guarantee agreement, which is included in prepaids and other assets on the statement of financial condition. The Company also has $800,000 at a financial institution in a special reserve account for the exclusive benefit of customers in accordance with SEC Rule 15c3-3 as it relates to commission rebate, recapture and soft dollar business, which is reflected in cash and cash equivalents on the statement of financial condition.

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the statement of financial condition.

Total cash is $8,644,782 and there are no cash equivalents.

Cash and cash equivalents	$ 8,644,782
Restricted cash	1,750,000
Total cash and cash equivalents and restricted cash	10,394,782

3. **Property and Equipment**

Property and equipment consist of the following:

Software	157,367
Office equipment	1,595,542
Furniture and fixtures	821,785
Leasehold improvements	1,101,790
	3,676,484
Less: accumulated depreciation and amortization	(1,340,825)
Net property and equipment	$ 2,335,659

In December 2020, the Company sold an internally developed software system that it ceased using in 2020, to XPI. As of December 31, 2020, the Company was due $3,600,000 from XPI for the sale of the software.

4. **Operating lease right of use assets**

The Company is obligated under 3 non-cancelable leases for office space and 1 sublease, expiring in December 2023, October 2026 and December 2029. The Company records an asset and liability at the present value of the lease payments, as reflected on the statement of financial condition.

	Right-of-use assets	Lease liabilities
As of December 31, 2019	**18,071,750**	**(20,202,657)**
Lease expense	(1,700,093)	(1,193,697)
Payment of lease liabilities		3,024,816
As of December 31, 2020	16,371,657	(18,371,538)
Current		
Non-current	16,371,657	(18,371,538)

5. **Commitment and Contingencies**

Commitments

The Company uses Pershing, LLC, Interactive Brokers, LLC, Wedbush Securities Inc. and RJ O'Brien & Associates LLC to process its customers' securities transactions and to provide custodial and other services. The Company pays fees on a per transaction basis for securities transactions and interest on balances due to these firm. During the ordinary course of business, the Company may maintain cash balances in excess of amounts insured by the Federal Deposit Insurance Corporation. The Company had balances in excess of insured limits of $8,144,782 as of December 31, 2020.

Legal Matters

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitrations, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's financial position.

COVID-19

The outbreak of the novel coronavirus (COVID-19) and subsequent global pandemic began significantly impacting the U.S. and global financial markets and economies during March 2020. The worldwide spread of COVID-19 has created significant uncertainty in the global economy. The duration and extent of COVID-19 over the long-term cannot be reasonably estimated at this time. There have been no comparable recent events that provide guidance as to the effect the spread of COVID-19 as a global pandemic may have on the Company's financial performance. The ultimate impact of COVID-19 and the extent to which COVID-19 impacts the Company's business, results of operations, investments, and cash flows will depend on future developments, which are highly uncertain and difficult to predict.

6. **Fair Value Measurements**

FASB ASC 820-10 *Fair Value Measurements and Disclosures*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820-10 are described as follows:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2   Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;

- quoted prices for identical or similar assets or liabilities in inactive markets;

- inputs other than quoted prices that are observable for the asset or liability;

- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value.

The financial instruments of the Company are reported in the statement of financial condition at their fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments. When quoted market prices are unobservable, management uses quotes from independent pricing vendors based on independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating and other factors such as credit loss assumptions. The pricing vendors may provide the Company with valuations that are based on significant unobservable inputs, and in those circumstances the Company classifies the fair value measurements of the investment securities as Level 3.

Management conducted a review of its pricing vendor to validate that the inputs used in that vendor's pricing process are deemed to be market observable or unobservable as defined in the standard. Based on the review performed, management believes that the valuations used in its financial statements are reasonable and are appropriately classified in the fair value hierarchy. There were no instances in which unobservable inputs were used as of December 31, 2020.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned - Corporate Bonds	$ -	$ 34,479,482	$ -	$ 34,479,482
Securities owned - Sovereign Debt		3,875,923		3,875,923
Securities sold not yet purchased - Corporate Bonds	-	33,679,726	-	33,679,726
Securities sold not yet purchased - Sovereign Debt		506,222		506,222

7. Income Taxes

During 2020, the Company made payments totaling $826,855 to the Parent, and has a deferred tax asset of $1,989,483, reflected on the statement of financial condition.

A reduction of the carrying amounts of deferred tax assets by a valuation allowance is required if, based on the available evidence, it is more-likely-than-not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed annually by the company based on the consideration of all available positive and negative evidence using a "more-likely-than-not" standard with respect to whether deferred tax assets will be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, actual earnings, forecasts of future profitability, the duration of statutory carryforward periods, the company's experience with loss carryforwards not expiring unused and tax planning alternatives. The Company believes there is sufficient positive evidence, along with the current cumulative income position and the forecasts of future profitability that support the decision that a valuation allowance is not required.

The Company believes it is more-likely-than-not that it will realize its deferred tax assets. As of December 31, 2020, the Company has foreign tax credit carryforwards of $12,351 recorded as a deferred tax asset. The foreign tax credits expire after tax year 2031.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of ASC 740 – Income Taxes. Using the guidance, tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. As of December 31, 2020, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statement.

As of December 31, 2020, the Company's tax years 2017 and thereafter remain subject to examination for the State of Florida, New York, New York City and tax years 2017 and thereafter for Federal. As of December 31, 2020, there are no ongoing audits.

The temporary differences that created deferred income tax assets and liabilities are as follows as of December 31, 2020:

Deferred Income Tax Assets

Foreign Tax Credit	12,351
Reserve for bad debts	41,190
Lease liabilities	4,184,749
Bonus accrual	1,569,676
RSU	350,639
Other	80,614
	6,239,219

Deferred Income Tax Liabilities

Property and equipment, net	(520,528)
Operating lease and right of use	(3,729,207)
	(4,249,735)
Deferred Income Tax Assets, net	**1,989,483**

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $24,912,427 which was $23,868,097 in excess of its required capital of $1,044,330. The Company's net capital ratio was 0.63 to 1.

9. Related Party Transactions

In December 2020, XP Investments US, LLC sold software to XPI. The Company utilized the software as a trading platform for trading on OTC markets. In 2020, the Company wound up its business line that utilized the software. The Company was due $3,600,000 from XPI, which is recognized as a due from affiliate in the statement of financial condition.

On December 31, 2020, the Company was due $54,383 in commission from Itau Unibanco S/A which is recognized as accounts receivable in the statement of financial condition.

The Company also has an expense sharing agreement with XP Advisory US, Inc ("XP Advisory"), which receives the benefit of services provided by the Company and requires the allocation among the parties of certain back office support and general operational routines, compliance services and employee expenses. The Company recorded a receivable due from XP Advisory of $438,205 as of December 31, 2020.

10. Risk Concentrations

Clearing and Depository Concentrations
The clearing and depository operations for the Company's securities transactions are primarily provided by a brokerage firm whose principal office is in Jersey City, New Jersey. At December 31, 2020, $30,526,684 of the due from broker dealers total amount reflected in the accompanying statement of financial condition, is held by and due from this clearing broker.

The Company has agreements with four other U.S. based broker dealers for the clearing of futures and certain other trades, and an agreement with a Brazilian-based financial institution for the clearing and custody of foreign securities and currencies as of December 31, 2020.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company, through its clearing firm, extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

11. Subsequent Events

The Company has evaluated its subsequent events through March 1, 2021, the date that these financial statements were available to be issued. There were no subsequent events requiring disclosure.